NAM TAI ELECTRONICS, INC.

PRC headquarter address: Gushu Industrial Estate, Xixiang, Baoan, Shenzhen, People’s Republic of China

Telephone: (86 755) 2749 0666 Facsimile: (86 755) 2747 1549

Hong Kong corresponding address: Unit 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong

Telephone: (852) 2341 0273 Facsimile: (852) 2263 1223

website: www.namtai.com

August 3, 2012

Via EDGAR

Securities and Exchange Commission (the “Commission” or “Staff”))

c/o Tim Buchmiller

100 F Street, NE

Washington, DC 20549-7010

Re:	Nam Tai Electronics, Inc. (the “Company”)

Form 20-F for the year ended December 31, 2012

Filed March 16, 2012

File No. 001-31583

Dear Mr. Buchmiller:

This is in response your comment letter of July 24, 2012 to the undersigned as the Acting Chief Executive Officer of the Company. For the convenience of the Staff, the comment is repeated verbatim with the Company’s response immediately following.

PFIC Considerations, page 69

1.	We note your disclosure on page 69 and elsewhere in your filing indicating that you “appear” to have been a PFIC for U.S. federal income tax purposes for 2011 and that you “may” be a treated as a PFIC for 2012. With a view towards disclosure in future filings, please tell us why you appear to have been a PFIC in 2011 and why you may be treated as one in the future. In this regard, provide us with a qualitative and quantitative explanation that clarifies how and why the “nature and book value” of your assets and the “total market value, or market capitalization” of your stock resulted in your conclusion regarding PFIC status in 2011. Please explain in greater detail the reasons for your uncertainty with respect to your status in both 2011 and 2012. Please also tell us who makes the final determination with respect to your PFIC status and how you will notify your shareholders of such determination. Please explain why you did not conduct an appraisal of the actual fair market value of your assets at the end of 2011 and why you “may be unable or unwilling” to provide information to U.S. holders that would enable them to make a “qualified electing fund” election.

Company’s Response:

As indicated in the Company’s 20-F filing for 2011, “a corporation will be classified as a PFIC if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of gross income for such taxable year is passive income, or (ii) 50% or more of the value of assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that either produce passive income or are held for the production of passive income (the “PFIC asset test”)”. An actual determination of PFIC status is factual in nature and also involves complex legal issues. A precise determination of the PFIC status of the Company would require a review of all assets owned by the Company and its subsidiaries at each quarter end during 2011 (not just at year end), and would require judgments to be made about various possible interpretations of the relevant legal rules. On the basis that cash is a passive asset for purposes of the PFIC asset test, and based upon a review of the 2011 quarter-end book values of the Company’s cash and cash equivalents compared to its 2011 quarter-end market capitalizations, the Company has duly disclosed that it appears that the Company may be classified as a PFIC for 2011 under the PFIC asset test. With respect to 2012, the Company cannot predict what the values of its assets will be at each quarter end in that year.

Securities and Exchange Commission

August 3, 2012

Nevertheless, the Company anticipates that its cash reserve will diminish significantly in 2012. As disclosed in the Company’s 20-F and various 6-K filings, the Company has incurred certain capital expenditures beginning in the first quarter of 2012 for machinery and equipment purchased for its Wuxi manufacturing facility and has broken ground on July 13, 2012 to construct additional facilities for liquid crystal display modules (“LCMs”) for tablet computers, which additions would include office buildings, a research and development center, an environmental and safety control center, a surface-mount technology (SMT) plant and warehouse, labor union buildings and employee activity centers. The Company also anticipates that upon the release of the land by the local government of Shenzhen, China, the Company would incur additional capital expenditures to ramp up its production of LCMs for smartphones that would be based in the Company’s Shenzhen manufacturing facility.

The information required in order for U.S. shareholders to make a qualified electing fund election would require the Company to undertake various computations under U.S. federal income tax rules that it would not otherwise be required to undertake. The Company believes that the management and financial resources of the Company that would be required to be devoted to such appraisals and computations can be better deployed in other aspects of the Company’s business.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely,

NAM TAI ELECTRONICS, INC.

By:	/s/ M. K. Koo
M. K. Koo
Chief Executive Officer

	Ms. Amanda Ravitiz	)
cc:	Mr. Joseph McCann	)	c/o Mr. Tim Buchmiller
	Mr. Tim Buchmiller, Esq.	)	via fax (202) 772-9349